Mail Stop 4561

June 25, 2009

Guilbert Cuison
President
Business Outsourcing Services, Inc.
1001 SW 5th Avenue, Suite 1100
Portland, Oregon 97204

      Re: Business Outsourcing Services, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 17, 2009
           File No. 333-158386

Dear Mr. Cuison:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, references to prior comments refer to our letter dated April 22, 2009.

General

1.   We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated April 22, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

Prospectus Summary

2.   We note that your response to comment 2 does not clearly state whether you *currently* have the capability to implement your plan of operations. It appears that future work is necessary to develop your website in order to generate revenues. Please provide a description of your *current* operations and clarify the discussion of your expectations of future operations by disclosing the events or circumstances that would preclude you from achieving the objective.

Management's Discussion and Plan of Operation, page 27

Liquidity and Capital Resources, page 28

3.   In response to comment 11, you state that the "growth and the start-up of the
        business are likely to be a significant challenge to [you], not only in terms of the
        implementation of [y]our business plan, but also in dealing with the added
        pressures and costs of becoming a publicly reporting company." Please discuss
        the pressures of becoming a publicly reporting company that you refer to in your
        disclosure, if material, and any significant business challenges that management
        expects to encounter over the next year and beyond. In this regard, consider
        addressing how management intends to launch the business operations from
        outside the United States. We note that both executive officers reside in
        Singapore.

                        *   *   *   *   *

        You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further
assistance, you may contact me at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via facsimile (212) 980-5192
        David E. Danovitch
        Gersten Savage LLP